                              CUSIP NO. 23280Q105

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              Amendment No. 2 to

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                  CYPRESSTREE SENIOR FLOATING RATE FUND, INC.
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                   23280Q105
                                (CUSIP Number)


                               Arthur S. Loring
                          c/o Cypress Holding Company
                                125 High Street
                               Boston, MA 02110
                               Tel: 617-946-0600

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                Noto Applicable
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
___________.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 23280Q105                                      PAGE 1 OF 1 PAGE
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Arthur S. Loring

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
      PF

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

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                          SOLE VOTING POWER
                     7
     NUMBER OF            74,780.158

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             74,780.158

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      74,780.158

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3%

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      TYPE OF REPORTING PERSON*
14
      IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     This Amendment No. 2 to Schedule 13D is filed solely for the purpose of reporting that the reporting person's ownership of common stock of CypressTree Senior Floating Rate Fund, Inc., has fallen below five percent as the result of the Fund's issuance of additional shares of common stock, and that his obligation to file Schedule D is therefore terminated.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 18, 1999
-----------------------------------------            ---------------------------
Date                                                 Arthur S. Loring


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